Madison Covered Call & Equity Strategy Fund
Madison Strategic Sector Premium Fund
550 Science Drive
Madison, Wisconsin 53711
Tele: 608.274.0300; Fax: 608.663.9010
May 14, 2018

BY EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
RE:    Madison Covered Call & Equity Strategy Fund Investment Company Act file number 811-21582 and Madison Strategic Sector Premium Fund file number 811-21713 (“Funds”)
Ladies and Gentlemen:
The purpose of this filing is to respond to comments received from the staff on the 12/31/2017 Annual Report filings of the Funds. Below are the staff’s comments, followed by the Funds’ comments thereto.
In connection herewith, the Funds understand that:  (1) they are responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filings, and (3) they may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
12/31/2017 Annual Report Comments

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Comment: For the Funds, please include the disclosure relating to 13D filings (ownership concentration) in the notes to the Financial Statements contained in the Annual Reports as required by ASC 850-10-50.

Response: The Funds will include the disclosure related to 13D filings in their future disclosures and filings.
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If you have any questions or comments regarding this filing, please call the undersigned at the telephone number listed above.
Respectfully submitted,
/s/ Kevin S. Thompson
Kevin S. Thompson
Chief Legal Officer

Cc:    Katherine L. Frank (Madison)
Greg Hoppe

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